EXHIBIT 10.1




Royal Bank of Canada
Information Technology – GTA
260 East Beaver Creek Road, Suite 201
Richmond Hill, Ontario L4B 3M3
Tel.:   (905) 764 - 4755
Fax: (905) 764 - 4361


May 15, 2006

Private and Confidential

SENTRY TECHNOLOGY CANADA INC.
c/o Sentry Technology Corporation
37 Voyageur Court North
M9W 4Y2

ROYAL BANK OF CANADA (the **"Bank"**) hereby confirms the credit facilities described below (the **"Credit Facilities"**) subject to the terms and conditions set forth below and in the attached Terms & Conditions and Schedules (collectively the **"Agreement"**). This Agreement supersedes and cancels the existing agreement dated April 19, 2005 and any amendments thereto. Any amount owing by the Borrower to the Bank under such previous agreement is deemed to be a Borrowing under this Agreement. Any and all security that has been delivered to the Bank and is set forth as Security below, shall remain in full force and effect, is expressly reserved by the Bank and shall apply in respect of all obligations of the Borrower under the Credit Facilities. Unless otherwise provided, all dollar amounts are in Canadian currency.

BORROWER: Sentry Technology Canada Inc. (the **"Borrower"**)

CREDIT FACILITIES
Facility #1: $3,600,000 revolving term facility by way of:

a)   RBP based loans (**"RBP Loans"**)

Revolve in increments of:	$10,000	Minimum retained balance:	$0
Revolved by:	Bank	Interest rate (per annum):	RBP + 1.75%

b)   RBUSBR based loans in US currency (**"RBUSBR Loans"**)

Revolve in increments of:	$10,000	Minimum retained balance:	$0
Revolved by:	Bank	Interest rate (per annum):	RBUSBR + 1.75%

c)   Letters of Credit in Canadian currency or US currency (**"LCs"**)

Fees to be advised on a transaction-by-transaction basis. Fees and drawings to be charged to Borrower's accounts.

d)   Letters of Guarantee in Canadian currency or US currency (**"LGs"**)

Fees to be advised on a transaction-by-transaction basis. Fees and drawings to be charged to Borrower's accounts. Minimum fee of $100 in the currency of issue.

AVAILABILITY
The Borrower may borrow, convert, repay and reborrow up to the amount of this facility provided an Event of Default shall not have occurred and be continuing at the time of any Borrowing.

® Registered Trademark of Royal Bank of Canada

Borrowings outstanding under this facility must not exceed at any time the aggregate of the following, less Potential Prior-Ranking Claims (the **"Borrowing Limit"**):

a) 100% of the face value of standby letters of credit and/or letters of guarantee in favour of the Bank, from an issuer acceptable to the Bank, in form and substance satisfactory to the Bank and confirmed by the Bank;

b) 75% of Good Canadian/US Accounts Receivable;

c) 90% of Good EDC Accounts Receivable;

d) 65% of Good Foreign Accounts Receivable;

e) 65% of Good Carrefour Accounts Receivable;

f) 75% of filed, cash refundable investment tax credits of the Borrower, supported by a letter from the auditors or other documents satisfactory to the Bank; and

g) to a maximum of $800,000, 30% of the lesser of cost or net realizable value of Unencumbered Inventory.

The aggregate Borrowings outstanding by way of LCs and LGs must not exceed $500,000 at any time.

REPAYMENT
Borrowings under this facility shall be repayable in full 364 days from the date of acceptance of this Agreement.

GENERAL ACCOUNT
The Borrower shall establish current accounts with the Bank in each of Canadian currency and US currency (each a **"General Account"**) for the conduct of the Borrower's day-to-day banking business. The Borrower authorizes the Bank daily or otherwise as and when determined by the Bank, to ascertain the balance of each General Account and:

a) if such position is a debit balance the Bank may, subject to the revolving increment amount and minimum retained balance specified in this Agreement, make available a Borrowing by way of RBP Loans, or RBUSBR Loans as applicable, under this facility;

b) if such position is a credit balance, where the facility is indicated to be Bank revolved, the Bank may, subject to the revolving increment amount and minimum retained balance specified in this Agreement, apply the amount of such credit balance or any part as a repayment of any Borrowings outstanding by way of RBP Loans, or RBUSBR Loans as applicable, under this facility.

FEES

Monthly Fee:
Payable in arrears on the same day of each month.

Administration Fee: $400

SECURITY
Security for the Borrowings and all other obligations of the Borrower to the Bank (collectively, the **"Security"**), shall include:

a) General security agreement on the Bank's form 924 signed by the Borrower constituting a first ranking security interest in all personal property of the Borrower, supported by a certificate of insurance evidencing fire insurance coverage over the assets of the Borrower, with first loss payable to the Bank and evidencing business interruption and third party liability insurance;

b) Guarantee and postponement of claim in the amount of $5,000,000 signed by Sentry Technology Corporation, supported by a general security agreement constituting a first ranking security interest in all personal property of Sentry Technology Corporation, supported by a certificate of insurance evidencing fire insurance coverage over the assets of Sentry Technology Corporation, with first loss payable to the Bank and evidencing business interruption and third party liability insurance;

c) Guarantee and postponement of claim in the amount of $1,000,000 signed by Custom Security Industries Inc;

d) Postponement and subordination agreement between the Bank, the Borrower and Brascan Technology Fund Inc., in form and substance satisfactory to the Bank;

e) Payout statement and undertaking to release security from CIT Business Credit/Group, Inc. ("**CIT**") in favour of the Bank, regarding any and all security and insurance interests held by CIT in respect of the Borrower, the Guarantors and any of their affiliates in form and substance satisfactory to the Bank;

f) Payout statement and undertaking to release security from Bank of Montreal ("**BMO**") in favour of the Bank, regarding any and all security and insurance interests held by BMO in respect of the Borrower, the Guarantors and any of their affiliates in form and substance satisfactory to the Bank;

g) Irrevocable and unconditional standby letter of credit and/or letter of guarantee in the amount of $600,000 in favour of the Bank issued on behalf of Peter Murdoch by an issuer acceptable to the Bank, in form and substance satisfactory to the Bank and confirmed by the Bank (the "**Murdoch Guarantee**"); and

h) Irrevocable and unconditional standby letter of credit and/or letter of guarantee in the amount of $400,000 in favour of the Bank issued on behalf of Robert Furst by an issuer acceptable to the Bank, in form and substance satisfactory to the Bank and confirmed by the Bank (the "**Furst Guarantee**").

FINANCIAL COVENANTS

Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of any demand or other discretionary facility, Sentry Technology Corporation covenants and agrees with the Bank that it will:

a) maintain on a consolidated basis, to be measured as at the end of each fiscal quarter:

   i. a ratio of Current Assets to Current Liabilities of not less than 1.5:1;

   ii. a ratio of Total Liabilities to Tangible Net Worth of not greater than 2.0:1;

b) ensure on a consolidated basis, to be measured as at the end of each fiscal quarter:

   i. EBITDA, calculated in accordance with the table below of at least the corresponding amount as provided in the table below:

Method of Calculation	Fiscal Quarter Ending	Amount (in US dollars)
Results for such fiscal quarter	June 30, 2006	$0
Fiscal quarter ending June 30, 2006 + Fiscal quarter ending September 30, 2006	September 30, 2006	$900,000
Year-to-date	December 31, 2006	$1,100,000

   ii. Tangible Net Worth of at least US$2,300,000 for the fiscal quarter ending June 30, 2006, further increasing to US$3,000,000 for the fiscal quarter ending September 30, 2006 and further increasing to US$3,500,000 for the fiscal quarter ending December 31, 2006; and

   iii. a ratio of Net Funded Debt to EBITDA, calculated on a rolling 4 quarters basis for the fiscal quarter then ended and the immediately preceding 3 fiscal quarters, of not greater than 2.5:1 for the fiscal quarter ending December 31, 2006.

REPORTING REQUIREMENTS

Each of the Borrower and Sentry Technology Corporation will provide the following to the Bank:

a) monthly Borrowing Limit Certificate, substantially in the form of Schedule "D" signed on behalf of the Borrower by any one of the Chief Executive Officer, the Vice-President Finance, the Treasurer, the Comptroller, the Chief Accountant or any other employee of the Borrower holding equivalent office, within 45 days of each month end;

b) monthly company prepared consolidated financial statements for Sentry Technology Corporation, within 30 days of each month end;

c) quarterly company prepared unit financial statements for Sentry Technology Corporation, within 45 days of each fiscal quarter end;

d) quarterly Compliance Certificate, substantially in the form of Schedule "E" signed by an authorized signing officer of the Borrower, within 45 days of each fiscal quarter end, certifying compliance with this Agreement;

e) quarterly Compliance Certificate, substantially in the form of Schedule "F" signed by an authorized signing officer of Sentry Technology Corporation, within 45 days of each fiscal quarter end, certifying compliance with this Agreement including the financial covenants set forth in the Agreement;

f) annual audited consolidated financial statements for Sentry Technology Corporation, within 90 days of each fiscal year end;

g) annual company prepared unit financial statements for each of the Borrower and Custom Security Industries Inc., within 90 days of each fiscal year end;

h) annual consolidated forecasted balance sheet and income and cash flow statements for Sentry Technology Corporation, supported by full narrative and details of assumptions, prepared on a monthly basis for the next following fiscal year, within 45 days of each fiscal year end; and

i) such other financial and operating statements and reports as and when the Bank may reasonably require.

CONDITIONS PRECEDENT
In no event will the Credit Facilities or any part thereof be available unless the Bank has received:

a) a duly executed copy of this Agreement;
b) the Security provided for herein, with the exception of the Murdoch Guarantee and the Furst Guarantee, registered, as required, to the satisfaction of the Bank;
c) such financial and other information or documents relating to the Borrower or any Guarantor if applicable as the Bank may reasonably require; and
d) such other authorizations, approvals, opinions and documentation as the Bank may reasonably require.

Additionally;
e) all documentation to be received by the Bank shall be in form and substance satisfactory to the Bank.

GOVERNING LAW JURISDICTION
Province of Ontario.

ACCEPTANCE
This Agreement is open for acceptance until June 12, 2006, after which date it will be null and void, unless extended in writing by the Bank.

ROYAL BANK OF CANADA

Per: ___/s/ Marc Drouin___
Name: Marc Drouin
Title: Senior Account Manager

We acknowledge and accept the terms and conditions of this Agreement
on this 15 day of May , 2006.

SENTRY TECHNOLOGY CANADA INC.

Per: /s/ Peter J. Mundy
Name: Peter J. Mundy
Title: Vice President and Chief Financial Officer

Per: /s/ Joan E. Miller
Name: Joan E. Miller
Title: Vice President and Controller

I/We have the authority to bind the Borrower

We acknowledge and accept the terms and conditions of this Agreement
on this 15 day of May , 2006.

SENTRY TECHNOLOGY CORPORATION

Per: /s/ Peter J. Mundy
Name: Peter J. Mundy
Title: Vice President and Chief Financial Officer

Per: /s/ Joan E. Miller
Name: Joan E. Miller
Title: Vice President and Controller

I/We have the authority to bind the Guarantor

As Guarantor, we acknowledge and confirm our agreement with the terms and conditions of this
Agreement and we acknowledge and accept the terms and conditions contained in paragraphs n) and o)
under the General Covenants section, on this 15 day of May , 2006.

CUSTOM SECURITY INDUSTRIES INC.

Per: /s/ Morton Roseman
Name: Morton Roseman
Title: President

Per:
Name:
Title:

I/We have the authority to bind the Guarantor

\attachments:
Terms and Conditions
Schedules:
- Definitions
- Calculation and Payment of Interest and Fees
- Additional Borrowing Conditions
- Borrowing Limit Certificate
- Compliance Certificate

TERMS AND CONDITIONS

The Bank is requested by the Borrower to make the Credit Facilities available to the Borrower in the manner and at the rates and times specified in this Agreement. Terms defined elsewhere in this Agreement and not otherwise defined in the Terms and Conditions below or the Schedules attached hereto have the meaning given to such terms as so defined. In consideration of the Bank making the Credit Facilities available, the Borrower agrees, with the Bank as follows:

REPAYMENT
Amounts outstanding under the Credit Facilities, together with interest, shall become due in the manner and at the rates and times specified in this Agreement and shall be paid in the currency of the Borrowing. Unless the Bank otherwise agrees, any payment hereunder must be made in money which is legal tender at the time of payment. In the case of a demand facility of any kind, the Borrower shall repay all principal sums outstanding under such facility upon demand. Where any Borrowings are repayable by scheduled blended payments, such payments shall be applied, firstly, to interest due, and the balance, if any, shall be applied to principal outstanding. If any such payment is insufficient to pay all interest then due, the unpaid balance of such interest will be added to such Borrowing, will bear interest at the same rate, and will be payable on demand or on the date specified herein, as the case may be. Borrowings repayable by way of scheduled payments of principal and interest shall be so repaid with any balance of such Borrowings being due and payable as and when specified in this Agreement. The Borrower shall ensure that the maturities of instruments or contracts selected by the Borrower when making Borrowings will be such so as to enable the Borrower to meet its repayment obligations.

PREPAYMENT
Where Borrowings are by way of RBP Loans or RBUSBR Loans, the Borrower may prepay such Borrowings in whole or in part without fee or premium.

The prepayment of any Borrowings under a term facility and/or any term loan will be made in the reverse order of maturity.

EVIDENCE OF INDEBTEDNESS
The Bank shall maintain accounts and records (the "**Accounts**") evidencing the Borrowings made available to the Borrower by the Bank under this Agreement. The Bank shall record the principal amount of such Borrowings, the payment of principal and interest on account of the Borrowings, and all other amounts becoming due to the Bank under this Agreement. The Accounts constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrower to the Bank pursuant to this Agreement. The Borrower authorizes and directs the Bank to automatically debit, by mechanical, electronic or manual means, any bank account of the Borrower for all amounts payable under this Agreement, including, but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

GENERAL COVENANTS
Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, the Borrower covenants and agrees with the Bank that the Borrower:
a)   will pay all sums of money when due under the terms of this Agreement;
b)   will immediately advise the Bank of any event which constitutes or which, with notice, lapse of time or both, would constitute an Event of Default;
c)   will file all material tax returns which are or will be required to be filed by it, pay or make provision for payment of all material taxes (including interest and penalties) and Potential Prior-Ranking Claims, which are or will become due and payable and provide adequate reserves for the payment of any tax, the payment of which is being contested;
d)   will give the Bank 30 days prior notice in writing of any intended change in its ownership structure and it will not make or facilitate any such changes without the prior written consent of the Bank;
e)   will comply with all Applicable Laws, including, without limitation, all Environmental Laws;
f)   will immediately advise the Bank of any action requests or violation notices received concerning the Borrower and hold the Bank harmless from and against any losses, costs or expenses which the Bank may suffer or incur for any environment related liabilities existent now or in the future with respect to the Borrower;

g)   will deliver to the Bank such financial and other information as the Bank may reasonably request from time to time, including, but not limited to, the reports and other information set out under Reporting Requirements;

h)   will immediately advise the Bank of any unfavourable change in its financial position which may adversely affect its ability to pay or perform its obligations in accordance with the terms of this Agreement;

i)   will keep its assets fully insured against such perils and in such manner as would be customarily insured by Persons carrying on a similar business or owning similar assets;

j)   will not, without the prior written consent of the Bank, guarantee or otherwise provide for, on a direct, indirect or contingent basis, the payment of any monies or performance of any obligations by any other Person, except as may be provided for herein;

k)   will not, without the prior written consent of the Bank, merge, amalgamate, or otherwise enter into any other form of business combination with any other Person;

l)   will permit the Bank or its representatives, from time to time, to visit and inspect the Borrower's premises, properties and assets and examine and obtain copies of the Borrower's records or other information and discuss the Borrower's affairs with the auditors, counsel and other professional advisers of the Borrower.

Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, each of the Borrower and Sentry Technology Corporation covenants and agrees with the Bank that it:

m)   except for Permitted Encumbrances, will not, and will ensure that each of its subsidiaries will not, without the prior written consent of the Bank, grant, create, assume or suffer to exist any mortgage, charge, lien, pledge, security interest or other encumbrance affecting any of its properties, assets or other rights.

Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, each of the Borrower, Sentry Technology Corporation and Custom Security Industries Inc. covenants and agrees with the Bank that Custom Security Industries Inc.:

n)   will not, without the prior written consent of the Bank, grant any security over any of its assets to Brascan Technology Fund Inc. or any of its affiliates.

Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, each of the Borrower, Sentry Technology Corporation and Custom Security Industries Inc. covenants and agrees with the Bank that it:

o)   will not, without the prior written consent of the Bank, sell, transfer, convey, lease or otherwise dispose of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms.

p)   in the event the annual gross revenues of Custom Security Industries Inc. contribute more than 25% of Sentry Technology Corporation's consolidated gross revenues, will deliver to the Bank a replacement or an additional guarantee and postponement of claim on the Bank's form 812 signed by Custom Security Industries Inc. for an increased amount, as determined by the Bank, acting reasonably, together with any certificates, authorizations, resolutions and legal opinions as the Bank may reasonably require.

EXPENSES, ETC.
The Borrower agrees to pay the Bank all fees, as stipulated in this Agreement. The Borrower also agrees to pay all fees (including legal fees), costs and expenses incurred by the Bank in connection with preparation, negotiation and documentation of this Agreement and any Security and the operation, enforcement or termination of this Agreement and the Security. The Borrower shall indemnify and hold the Bank harmless against any loss, cost or expense incurred by the Bank if any facility under the Credit Facilities is repaid or prepaid other than on its Maturity Date. The determination by the Bank of such loss, cost or expense shall

be conclusive and binding for all purposes and shall include, without limitation, any loss incurred by the Bank in liquidating or redeploying deposits acquired to make or maintain any facility.

GENERAL INDEMNITY

The Borrower hereby agrees to indemnify and hold the Bank and its directors, officers, employees and agents harmless from and against any and all claims, suits, actions, demands, debts, damages, costs, losses, obligations, judgements, charges, expenses and liabilities of any nature which are suffered, incurred or sustained by, imposed on or asserted against any such Person as a result of, in connection with or arising out of i) any Event of Default, ii) the Bank acting upon instructions given or agreements made by electronic transmission of any type, iii) the presence of Contaminants at, on or under or the discharge or likely discharge of Contaminants from, any properties now or previously used by the Borrower or any Guarantor and iv) the breach of or non compliance with any Applicable Law by the Borrower or any Guarantor.

AMENDMENTS AND WAIVERS

No amendment or waiver of any provision of this Agreement will be effective unless it is in writing, signed by the Borrower and the Bank. No failure or delay, on the part of the Bank, in exercising any right or power hereunder or under any Security shall operate as a waiver thereof. Each Guarantor, if applicable, agrees that the amendment or waiver of any provision of this Agreement (other than agreements, covenants or representations expressly made by any Guarantor herein, if any) may be made without and does not require the consent or agreement of, or notice to, any Guarantor. Any amendments requested by the Borrower will require review and agreement by the Bank and its counsel. Costs related to this review will be for the Borrower's account.

SUCCESSORS AND ASSIGNS

This Agreement shall extend to and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The Borrower shall not be entitled to assign or transfer any rights or obligations hereunder, without the consent in writing of the Bank. The Bank may assign or transfer all or any part of its rights and obligations under this Agreement to any Person. The Bank may disclose to potential or actual assignees or transferees confidential information regarding the Borrower and any Guarantor if applicable, (including, any such information provided by the Borrower, and any Guarantor if applicable, to the Bank) and shall not be liable for any such disclosure.

GAAP

Unless otherwise provided, all accounting terms used in this Agreement shall be interpreted in accordance with Canadian Generally Accepted Accounting Principles in effect from time to time, applied on a consistent basis from period to period. Any change in accounting principles or the application of accounting principles, including, without limitation, the use of differential reporting (or any changes to the selection of differential reporting options) is only permitted with the prior written consent of the Bank.

SEVERABILITY

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement and such invalid provision shall be deemed to be severable.

GOVERNING LAW

This Agreement shall be construed in accordance with and governed by the laws of the Province identified in the Governing Law Jurisdiction section of this Agreement and the laws of Canada applicable therein. The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of such Province and acknowledges the competence of such courts and irrevocably agrees to be bound by a judgment of any such court.

DEFAULT BY LAPSE OF TIME

The mere lapse of time fixed for performing an obligation shall have the effect of putting the Borrower, or a Guarantor if applicable, in default thereof.

SET-OFF

The Bank is authorized (but not obligated), at any time and without notice, to apply any credit balance (whether or not then due) in any account in the name of the Borrower, or to which the Borrower is beneficially entitled (in any currency) at any branch or agency of the Bank in or towards satisfaction of the indebtedness of the Borrower due to the Bank under the Credit Facilities and the other obligations of the Borrower under this Agreement. For that purpose, the Bank is irrevocably authorized to use all or any part of any such credit balance to buy such other currencies as may be necessary to effect such application.

NOTICES
Any notice or demand to be given by the Bank shall be given in writing by way of a letter addressed to the Borrower. If the letter is sent by telecopier, it shall be deemed received on the date of transmission, provided such transmission is sent prior to 5:00 p.m. on a day on which the Borrower's business is open for normal business, and otherwise on the next such day. If the letter is sent by ordinary mail to the address of the Borrower, it shall be deemed received on the date falling five (5) days following the date of the letter, unless the letter is hand-delivered to the Borrower, in which case the letter shall be deemed to be received on the date of delivery. The Borrower must advise the Bank at once about any changes in the Borrower's address.

CONSENT OF DISCLOSURE
The Borrower hereby grants permission to any Person having information in such Person's possession relating to any Potential Prior-Ranking Claim, to release such information to the Bank (upon its written request), solely for the purpose of assisting the Bank to evaluate the financial condition of the Borrower.

NON-MERGER
The provisions of this Agreement shall not merge with any Security provided to the Bank, but shall continue in full force for the benefit of the parties hereto.

JOINT AND SEVERAL
Where more than one Person is liable as Borrower or Guarantor if applicable for any obligation under this Agreement, then the liability of each such Person for such obligation is joint and several (in Quebec, solidarily) with each other such Person.

LIFE INSURANCE
The Borrower acknowledges that the Bank has offered it insurance on the Borrowings under Business Loan Insurance Plan Policy 51000 ("Policy") issued by Sun Life Assurance Company of Canada to the Bank and the Borrower hereby waives this offer or acknowledges it is ineligible for this offer and acknowledges that Borrowings are not insured under the Policy as at the date of acceptance of this Agreement.

COUNTERPART EXECUTION
This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together constitute one and the same instrument.

EMAIL AND FAX TRANSMISSION
The Bank is entitled to rely on any report or certificate provided to the Bank by the Borrower or any Guarantor as applicable, by way of email or fax transmission as though it were an originally signed document. The Bank is further entitled to assume that any communication from the Borrower received by email or fax transmission is a reliable communication from the Borrower.

REPRESENTATIONS AND WARRANTIES
Each of the Borrower and Sentry Technology Corporation, represents and warrants to the Bank that:
a)   it is duly incorporated, validly existing and duly registered or qualified to carry on business in each jurisdiction in which its business or assets are located;
b)   the execution, delivery and performance by it of this Agreement have been duly authorized by all necessary actions and do not violate its constating documents or any Applicable Laws or agreements to which it is subject or by which it is bound;
c)   no event has occurred which constitutes, or which, with notice, lapse of time, or both, would constitute, an Event of Default;
d)   there is no claim, action, prosecution or other proceeding of any kind pending or threatened against it or any of its assets or properties before any court or administrative agency which relates to any non-compliance with any Environmental Laws which, if adversely determined, might have a material adverse effect upon its financial condition or operations or its ability to perform its obligations under

this Agreement or any Security, and there are no circumstances of which it is aware which might give rise to any such proceeding which it has not fully disclosed to the Bank;

e)   it has good and marketable title to all of its properties and assets, free and clear of any encumbrances, other than as may be provided for herein; and

f)   Custom Security Industries inc. has not delivered any security to and in favour of Brascan Technology Fund Inc. or to any of its affiliates.

Representations and warranties are deemed to be repeated as at the time of each Borrowing hereunder.

LANGUAGE
The parties hereto have expressly requested that this Agreement and all related documents, including notices, be drawn up in the English language. Les parties ont expressément demandé que la présente convention et tous les documents y afférents, y compris les avis, soient rédigés en langue anglaise.

WHOLE AGREEMENT
This Agreement and any documents or instruments referred to in, or delivered pursuant to, or in connection with, this Agreement constitute the whole and entire agreement between the Borrower and the Bank with respect to the Credit Facilities.

EVENTS OF DEFAULT
Without affecting or limiting the right of the Bank to terminate or demand payment of, or to cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, each of the following shall constitute an **"Event of Default"** which shall entitle the Bank, in its sole discretion, to cancel any Credit Facilities, demand immediate repayment in full of any amounts outstanding under any term facility, together with outstanding accrued interest and any other indebtedness under or with respect to any term facility, and to realize on all or any portion of any Security:

a)   failure of the Borrower to pay any principal, interest or other amount when due pursuant to this Agreement;

b)   failure of the Borrower, or any Guarantor if applicable, to observe any covenant, condition or provision contained in this Agreement or in any documentation relating hereto or to the Security;

c)   the Borrower, or any Guarantor if applicable, is unable to pay its debts as such debts become due, or is, or is adjudged or declared to be, or admits to being, bankrupt or insolvent;

d)   if any proceeding is taken to effect a compromise or arrangement with the creditors of the Borrower, or any Guarantor if applicable, or to have the Borrower, or any Guarantor if applicable, declared bankrupt or wound up, or to have a receiver appointed for any part of the assets or operations of the Borrower, or any Guarantor if applicable, or if any encumbrancer takes possession of any part thereof;

e)   if in the opinion of the Bank there is a material adverse change in the financial condition, ownership or operation of the Borrower, or any Guarantor if applicable;

f)   if any representation or warranty made by the Borrower, or any Guarantor if applicable, under this Agreement or in any other document relating hereto or under any Security shall be false in any material respect; or

g)   if the Borrower, or any Guarantor if applicable, defaults in the payment of any other indebtedness, whether owing to the Bank or to any other Person, or defaults in the performance or observance of any agreement in respect of such indebtedness where, as a result of such default, the maturity of such indebtedness is or may be accelerated.

Should the Bank demand immediate repayment in full of any amounts outstanding under any term facility due to an Event of Default, the Borrower shall immediately repay all principal sums outstanding under such facility and all other obligations in connection with any such term facility including, without limitation, an amount equal to the face amount of all LCs and LGs which are unmatured or unexpired, which amount shall be held by the Bank as security for the Borrower's obligations to the Bank in respect of such Borrowings.

EXCHANGE RATE FLUCTUATIONS
If, for any reason, the amount of Borrowings outstanding under any facility, when converted to the Equivalent Amount in Canadian currency, exceeds the amount available under such facility, the Borrower shall immediately repay such excess or shall secure such excess to the satisfaction of the Bank.

JUDGEMENT CURRENCY

If for the purpose of obtaining judgement in any court in any jurisdiction with respect to this Agreement, it is necessary to convert into the currency of such jurisdiction (the **"Judgement Currency"**) any amount due hereunder in any currency other than the Judgement Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgement is given. For this purpose "rate of exchange" means the rate at which the Bank would, on the relevant date, be prepared to sell a similar amount of such currency in the Toronto foreign exchange market, against the Judgement Currency, in accordance with normal banking procedures.

In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which judgement is given and the date of payment of the amount due, the Borrower will, on the date of payment, pay such additional amounts as may be necessary to ensure that the amount paid on such date is the amount in the Judgement Currency which, when converted at the rate of exchange prevailing on the date of payment, is the amount then due under this Agreement in such other currency together with interest at RBP and expenses (including legal fees on a solicitor and client basis). Any additional amount due from the Borrower under this section will be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of this Agreement.

Schedule "A" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

DEFINITIONS

For the purpose of this Agreement, the following terms and phrases shall have the following meanings:

"Applicable Laws" means, with respect to any Person, property, transaction or event, all present or future applicable laws, statutes, regulations, rules, orders, codes, treaties, conventions, judgements, awards, determinations and decrees of any governmental, regulatory, fiscal or monetary body or court of competent jurisdiction in any applicable jurisdiction;

"Borrowing" means each use of a Credit Facility and all such usages outstanding at any time are **"Borrowings"**;

"Business Day" means a day, excluding Saturday, Sunday and any other day which shall be a legal holiday or a day on which banking institutions are closed throughout Canada;

"Canadian/US Accounts Receivable" means trade accounts receivable of Sentry Technology Corporation on a consolidated basis owing by Persons whose chief operating activities are located in the US or Canada;

"Contaminant" includes, without limitation, any pollutant, dangerous substance, liquid waste, industrial waste, hazardous material, hazardous substance or contaminant including any of the foregoing as defined in any Environmental Law;

"Current Assets" means, at any time, those assets ordinarily realizable within one year from the date of determination or within the normal operating cycle, where such cycle is longer than a year;

"Current Liabilities" means, at any time, amounts payable within one year from the date of determination or within the normal operating cycle, where such cycle is longer than a year (the operating cycle must correspond with that used for current assets);

"EBITDA" means, for any fiscal period, net income from continuing operations (excluding extraordinary gains or losses) plus minority interest, as reported on Sentry Technology Corporation's consolidated financial statements provided to the Bank in accordance with the Reporting Requirements section and plus, to the extent deducted in determining net income, Interest Expense and income taxes accrued during, and depreciation, depletion and amortization expenses deducted for, the period;

"EDC Accounts Receivable" means trade accounts receivable of the Borrower, where the payment has been insured by Export Development Canada (**"EDC"**), and the Bank has been provided with a duly executed Direction to Pay on EDC Form E-6 supported by a copy of the applicable insurance policy and any renewals thereof;

"Environmental Activity" means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release into the natural environment, including movement through or in the air, soil, surface water or groundwater;

"Environmental Laws" means all Applicable Laws relating to the environment or occupational health and safety, or any Environmental Activity;

"Equity" means the total of share capital, (excluding preferred shares redeemable within one year) contributed surplus and retained earnings plus Postponed Debt, minority interest, as reported on Sentry Technology Corporation's consolidated financial statements provided to the Bank in accordance with the Reporting Requirements section and convertible debentures issued by the Borrower to Brascan Technology

Fund Inc., which has been fully postponed and subordinated, both as to principal and interest, on terms satisfactory to the Bank, to the obligations owing to the Bank hereunder;

"Equivalent Amount" means, with respect to an amount of any currency, the amount of any other currency required to purchase that amount of the first mentioned currency through the Bank in Toronto, in accordance with normal banking procedures;

"Foreign Accounts Receivable" means trade accounts receivable of Sentry Technology Corporation on a consolidated basis owing by Persons whose chief operating activities are located in Australia, Belgium, Germany, Italy, the United Kingdom or the Hong Kong Special Administrative Region of the People's Republic of China;

"Funded Debt" means, at any time, all obligations for borrowed money which bears interest or to which interest is imputed plus, without duplication, all obligations for the deferred payment of the purchase of property, all capital lease obligations and all indebtedness secured by purchase money security interests, plus the amount of any guarantees or other financial assistance provided in respect of liabilities of a third party, but excluding Postponed Debt;

"Good Canadian/US Accounts Receivable" means Canadian/US Accounts Receivable excluding EDC Accounts Receivable and excluding (i) the entire amount of accounts, any portion of which is outstanding more than 90 days after billing date, provided that the under 90 day portion may be included where the Bank has designated such portion as nevertheless good and provided that the under 120 day portion may be included for accounts owing by Lowes Companies Inc., (ii) all amounts due from any affiliate, (iii) bad or doubtful accounts, (iv) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank's security, (v) the amount of all holdbacks, contra accounts or rights of set-off on the part of any account debtor, or (vi) any accounts which the Bank has previously advised to be ineligible;

"Good Carrefour Receivable" means trade accounts receivable of Sentry Technology Corporation on a consolidated basis owing by Carrefour S.A. excluding EDC Accounts Receivable and excluding (i) the entire amount of accounts, any portion of which is outstanding more than 90 days after billing date, provided that the under 90 day portion may be included where the Bank has designated such portion as nevertheless good, (ii) all amounts due from any affiliate, (iii) bad or doubtful accounts, (iv) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank's security, (v) the amount of all holdbacks, contra accounts or rights of set-off on the part of any account debtor, or (vi) any accounts which the Bank has previously advised to be ineligible;

"Good EDC Accounts Receivable" means EDC Accounts Receivable, excluding (i) all amounts due from any affiliate, (ii) bad or doubtful accounts, (iii) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank's security, (iv) the amount of all holdbacks, contra accounts or rights of set-off on the part of any account debtor, or (v) any accounts which the Bank has previously advised to be ineligible;

"Good Foreign Accounts Receivable" means Foreign Accounts Receivable excluding EDC Accounts Receivable and trade accounts receivable owing by Carrefour S.A., and excluding (i) the entire amount of accounts, any portion of which is outstanding more than 90 days after billing date, provided that the under 90 day portion may be included where the Bank has designated such portion as nevertheless good, (ii) all amounts due from any affiliate, (iii) bad or doubtful accounts, (iv) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank's security, (v) the amount of all holdbacks, contra accounts or rights of set-off on the part of any account debtor, or (vi) any accounts which the Bank has previously advised to be ineligible;

"Guarantor" means any Person who has guaranteed the obligations of the Borrower under this Agreement;

"Interest Expense" means, for any fiscal period, the aggregate cost of advances of credit outstanding during that period including, without limitation, interest charges, capitalized interest, the interest component of capital leases, fees payable in respect of letters of credit and letters of guarantee and discounts incurred and fees payable in respect of bankers' acceptances;

"Letter of Credit" or **"LC"** means a documentary credit issued by the Bank on behalf of the Borrower for the purpose of paying suppliers of goods;

"Letter of Guarantee" or **"LG"** means a documentary credit issued by the Bank on behalf of the Borrower for the purpose of providing security to a third party that the Borrower or a person designated by the Borrower will perform a contractual obligation owed to such third party;

"Maturity Date" means the date on which a facility is due and payable in full;

"Net Funded Debt" means Funded Debt less cash and cash equivalents;

"Permitted Encumbrances" means, in respect of the Borrower:
a)   liens arising by operation of law for amounts not yet due or delinquent, minor encumbrances on real property such as easements and rights of way which do not materially detract from the value of such property, and security given to municipalities and similar public authorities when required by such authorities in connection with the operations of the Borrower in the ordinary course of business; and
b)   Security granted in favour of the Bank;

"Person" includes an individual, a partnership, a joint venture, a trust, an unincorporated organization, a company, a corporation, an association, a government or any department or agency thereof including Canada Revenue Agency, and any other incorporated or unincorporated entity;

"Postponed Debt" means indebtedness that is fully postponed and subordinated, both as to principal and interest, on terms satisfactory to the Bank, to the obligations owing to the Bank hereunder;

"Potential Prior-Ranking Claims" means all amounts owing or required to be paid, where the failure to pay any such amount could give rise to a claim pursuant to any law, statute, regulation or otherwise, which ranks or is capable of ranking in priority to the Security or otherwise in priority to any claim by the Bank for repayment of any amounts owing under this Agreement;

"RBP" and **"Royal Bank Prime"** each means the annual rate of interest announced by the Bank from time to time as being a reference rate then in effect for determining interest rates on commercial loans made in Canadian currency in Canada;

"RBUSBR" and **"Royal Bank US Base Rate"** each means the annual rate of interest announced by the Bank from time to time as a reference rate then in effect for determining interest rates on commercial loans made in US currency in Canada;

"Release" includes discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning;

"Tangible Net Worth" means the total of Equity less intangibles, deferred charges, leasehold improvements, deferred tax credits and unsecured advances to related parties. For the purpose hereof, intangibles are assets lacking physical substance;

"Total Liabilities" means all liabilities, exclusive of deferred tax liabilities, Postponed Debt, minority interest, as reported on Sentry Technology Corporation's consolidated financial statements provided to the Bank in accordance with the Reporting Requirements section, and convertible debentures issued by the Borrower to Brascan Technology Fund Inc., which has been fully postponed and subordinated, both as to principal and interest, on terms satisfactory to the Bank, to the obligations owing to the Bank hereunder;

"Unencumbered Inventory" means finished goods inventory of Sentry Technology Corporation on a consolidated basis which is not subject to any security interest or other encumbrance or any other right or claim which ranks or is capable of ranking in priority to the Bank's security including, without limitation, rights of unpaid suppliers under the *Bankruptcy and Insolvency Act,* Canada, to repossess inventory within 30 days after delivery;

"US" means United States of America.

Schedule "B" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

CALCULATION AND PAYMENT OF INTEREST AND FEES

LIMIT ON INTEREST
The Borrower shall not be obligated to pay any interest, fees or costs under or in connection with this Agreement in excess of what is permitted by Applicable Law.

OVERDUE PAYMENTS
Any amount that is not paid when due hereunder shall, unless interest is otherwise payable in respect thereof in accordance with the terms of this Agreement or the instrument or contract governing same, bear interest until paid at the rate of RBP plus 5% per annum or, in the case of an amount in US currency if applicable, RBUSBR plus 5% per annum. Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after any or all of default, maturity date, demand and judgement.

EQUIVALENT YEARLY RATES
The annual rates of interest or fees to which the rates calculated in accordance with this Agreement are equivalent, are the rates so calculated multiplied by the actual number of days in the calendar year in which such calculation is made and divided by 365.

TIME AND PLACE OF PAYMENT
Amounts payable by the Borrower hereunder shall be paid at such place as the Bank may advise from time to time in the applicable currency. Amounts due on a day other than a Business Day shall be deemed to be due on the Business Day next following such day. Interest and fees payable under this Agreement are payable both before and after any or all of default, maturity date, demand and judgement.

RBP LOANS AND RBUSBR LOANS
The Borrower shall pay interest on each RBP Loan and RBUSBR Loan, monthly in arrears, on the 26th day of each month or such other day as may be agreed to between the Borrower and the Bank. Such interest will be calculated monthly and will accrue daily on the basis of the actual number of days elapsed and a year of 365 days and shall be paid in the currency of the applicable Borrowing.

LETTER OF CREDIT FEES
The Borrower shall pay a LC fee on the date of issuance of any LC calculated on the face amount of the LC issued, based upon the number of days in the term and a year of 365 days. If applicable, fees for LCs issued in US currency shall be paid in US currency and fees for LCs issued in any other approved currency shall be paid in Canadian currency.

LETTER OF GUARANTEE FEES
The Borrower shall pay a LG fee on the date of issuance of any LG calculated on the face amount of the LG issued and based on the number of days in the term thereof and a year of 365 days. If applicable, fees for LGs issued in US currency shall be paid in US currency and fees for LGs issued in any other approved currency shall be paid in Canadian currency.

Schedule "C" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

ADDITIONAL BORROWING CONDITIONS

LCs or LGs:

Borrowings made by way of LCs or LGs will be subject to the following terms and conditions:

a) each LC and LG shall expire on a Business Day and shall have a term of not more than 365 days;

b) at least 2 Business Days prior to the issue of an LC or LG, the Borrower shall execute a duly authorized application with respect to such LC or LG and each LC and LG shall be governed by the terms and conditions of the relevant application for such contract;

c) an LC or LG may not be revoked prior to its expiry date unless the consent of the beneficiary of the LC or LG has been obtained;

d) any LC or LG issued under a term facility must have an expiry date on or before the Maturity Date of the term facility, unless otherwise agreed by the Bank; and

e) if there is any inconsistency at any time between the terms of this Agreement and the terms of the application for LC or LG, the terms of the application for LC or LG shall govern.

FEF Contracts

"Foreign Exchange Forward Contract" or **"FEF Contract"** means a currency exchange transaction or agreement or any option with respect to any such transaction now existing or hereafter entered into between the Borrower and the Bank;

At the Borrower's request, the Bank may agree to enter into FEF Contracts with the Borrower from time to time. The Borrower acknowledges that the Bank makes no formal commitment herein to enter into any FEF Contract and the Bank may, at any time and at all times, in its sole and absolute discretion, accept or reject any request by the Borrower to enter into a FEF Contract. If the Bank does enter into a FEF Contract with the Borrower, it will do so subject to the following:

a) the Borrower shall promptly issue or countersign and return a confirmation or acknowledgement of the terms of each such FEF Contract as required by the Bank;

b) the Borrower shall, if required by the Bank, promptly enter into a Foreign Exchange and Options Master Agreement or such other agreement in form and substance satisfactory to the Bank to govern the FEF Contract(s);

c) in the event of demand for payment under the Agreement of which this schedule forms a part, the Bank may terminate all or any FEF Contracts. If the agreement governing any FEF Contract does not contain provisions governing termination, any such termination shall be effected in accordance with customary market practice. The Bank's determination of amounts owing under any terminated FEF Contract shall be conclusive in the absence of manifest error. The Bank shall apply any amount owing by the Bank to the Borrower on termination of any FEF Contract against the Borrower's obligations to the Bank under the Agreement and any amount owing to the Bank by the Borrower on such termination shall be added to the Borrower's obligations to the Bank under the Agreement and secured by the Security;

d) the Borrower shall pay all required fees in connection with any FEF Contracts and indemnify and hold the Bank harmless against any loss, cost or expense incurred by the Bank in relation to any FEF Contract;

e)   any rights of the Bank herein in respect of any FEF Contract are in addition to and not in limitation of or substitution for any rights of the Bank under any agreement governing such FEF Contract. In the event that there is any inconsistency at any time between the terms hereof and any agreement governing such FEF Contract, the terms of such agreement shall prevail; and

f)   in addition to any security which may be held at any time in respect of any FEF Contract, upon request by the Bank from time to time, the Borrower will deliver to the Bank such security as is acceptable to the Bank as continuing collateral security for the Borrower's obligations to the Bank in respect of FEF Contracts.

Schedule "D" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

BORROWING LIMIT CERTIFICATE

I, _____, representing the Borrower hereby certify as of month ending
_____:

1. I am familiar with and have examined the provisions of the Agreement dated May 15, 2006 and any amendments thereto, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

2. The Borrowing Limit is $_____, calculated as follows:

Total Canadian/US Accounts Receivable, excluding EDC Accounts Receivable					$_____
Less:	a)	Accounts, any portion of which exceeds 90 days	$_____		
	b)	Accounts due from affiliates	$_____		
	c)	"Under 90 days" accounts where collection is suspect	$_____		
	d)	Accounts subject to prior encumbrances	$_____		
	e)	Holdbacks, contra-accounts or rights of set-off	$_____		
	f)	Other ineligible accounts	$_____		
Plus:	g)	Under 90 day portion of accounts included in (a) above, which the Bank has designated as nevertheless good	$_____		
Plus:	h)	Under 120 day portion of accounts included in (a) above owing by Lowes Companies Inc.	$_____		
Good Canadian/US Accounts Receivable				A	$_____
Marginable Good Canadian/US Accounts Receivable at 75% of A				B	$_____
Total EDC Accounts Receivable					$_____
Less:	a)	Accounts due from affiliates	$_____		
	b)	Accounts where collection is suspect	$_____		
	c)	Accounts subject to prior encumbrances	$_____		
	d)	Holdbacks, contra-accounts or rights of set-off	$_____		
	e)	Other ineligible accounts	$_____		
Good EDC Accounts Receivable				C	$_____
Marginable Good EDC Accounts Receivable at 90% of C				D	$_____
Total Foreign Accounts Receivable excluding EDC Accounts Receivable and accounts owing by Carrefour S.A.					$_____
Less:	a)	Accounts, any portion of which exceeds 90 days	$_____		
	b)	Accounts due from affiliates	$_____		
	c)	"Under 90 days" accounts where collection is suspect	$_____		
	d)	Accounts subject to prior encumbrances	$_____		
	e)	Holdbacks, contra-accounts or rights of set-off	$_____		
	f)	Other ineligible accounts	$_____		
Plus:	g)	Under 90 day portion of accounts included in (a) above, which the Bank has designated as nevertheless good	$_____		
Good Foreign Accounts Receivable				E	$_____
Marginable Good Foreign Accounts Receivable at 65% of E				F	$_____

Total trade accounts receivable of Sentry Technology Corporation on a consolidated basis owing by Carrefour S.A., excluding EDC Accounts Receivable					$_____
Less:	a)	Accounts, any portion of which exceeds 90 days	$_____		
	c)	"Under 90 days" accounts where collection is suspect	$_____		
	d)	Accounts subject to prior encumbrances	$_____		
	e)	Holdbacks, contra-accounts or rights of set-off	$_____		
	f)	Other ineligible accounts	$_____		
Plus:	g)	Under 90 day portion of accounts included in (a) above, which the Bank has designated as nevertheless good	$_____		
Good Carrefour Accounts Receivable				G	$_____
Marginable Good Carrefour Accounts Receivable at 65% of G				H	$_____
Total finished goods inventory of Sentry Technology Corporation on a consolidated basis (valued at lesser of cost or net realizable value)					$_____
Less:	a)	Inventory subject to prior encumbrances	$_____		
	b)	Inventory subject to 30 day supplier payables	$_____		
	c)	Other non qualifying inventory	$_____		
Unencumbered Inventory				I	$_____
Marginable Unencumbered Inventory at 30% of I (Max $800,000)				J	$_____
Total filed, cash refundable investment tax credits of the Borrower				K	$_____
Marginable filed, cash refundable investment tax credits of the Borrower at 75% of K				L	$_____
100% of the face value of standby letters of credit and/or letters of guarantee in favour of the Bank, issued by an issuer acceptable to the Bank, in form and substance satisfactory to the Bank and confirmed by the Bank				M	$_____
Less:	Potential Prior-Ranking Claims			N	$_____
Borrowing Limit (B + D + F + H + J + L + M - N)					$_____
Less:	Facility #1 Borrowings				$_____
Margin Surplus (Deficit)					$_____

3. Annexed hereto are the following reports in respect of the Borrower and Sentry Technology Corporation:
   a) aged list of accounts receivable, including a detailed listing of accounts receivable owing by Carrefour S.A.,
   b) aged list of accounts payable,
   c) aged list of EDC Accounts Receivable supported by Direction to Pay on EDC form E-6,
   d) status of inventory,
   e) auditor's letter re: filed, cash refundable investment tax credits,
   f) listing of Potential Prior-Ranking Claims, and
   g) listing of supplier payables having 30 day repossession rights over inventory.

4. The reports and information provided herewith are accurate and complete in all respects and all amounts certified as Potential Prior-Ranking Claims are current amounts owing and not in arrears.

Dated this _____ day of _____, 20_____.

Per: _____

Name: _____

Title: _____

Schedule "E" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

COMPLIANCE CERTIFICATE

I, _____, representing the Borrower hereby certify as of fiscal quarter ending_____:

1. I am familiar with and have examined the provisions of the Agreement dated May 15, 2006 and any amendments thereto, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada as the Bank, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and any Guarantor if applicable. Terms defined in the Agreement have the same meanings where used in this certificate.

2. The representations and warranties contained in the Agreement are true and correct.

3. No event or circumstance has occurred which constitutes or which, with the giving of notice, lapse of time, or both, would constitute an Event of Default and there is no reason to believe that during the next fiscal quarter of the Borrower, any such event or circumstance will occur.

Dated this _____ day of _____, 20___.

Per: _____

Name: _____

Title: _____

Per: _____

Name: _____

Title: _____

Schedule "F" to the Agreement dated May 15, 2006, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada, as the Bank.

COMPLIANCE CERTIFICATE

I, _____, representing Sentry Technology Corporation hereby certify as of fiscal quarter ending _____:

1. I am familiar with and have examined the provisions of the Agreement dated May 15, 2006 and any amendments thereto, between Sentry Technology Canada Inc., as Borrower, and Royal Bank of Canada as the Bank, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and any Guarantor if applicable. Terms defined in the Agreement have the same meanings where used in this certificate.

2. The representations and warranties contained in the Agreement are true and correct.

3. No event or circumstance has occurred which constitutes or which, with the giving of notice, lapse of time, or both, would constitute an Event of Default and there is no reason to believe that during the next fiscal quarter of Sentry Technology Corporation, any such event or circumstance will occur.

4. The ratio of Current Assets to Current Liabilities is _____:1, being not less than the required ratio of 1.5:1.

5. The ratio of Net Funded Debt to EBITDA is _____:1, being not greater than the required ratio of 2.5:1.

6. The ratio of Total Liabilities to Tangible Net Worth is _____:1, being not greater than the required ratio of 2.0:1.

7. EBITDA is $_____, being not less than US$0 for the fiscal quarter ending June 30, 2006, increasing to US$900,000 for the fiscal quarter ending June 30, 2006 plus fiscal quarter ending September 30, 2006 and further increasing to US$1,100,000 for the fiscal quarter ending December 31, 2006.

8. Tangible Net Worth is $_____, being not less than US$2,300,000 for the fiscal quarter ending June 30, 2006, further increasing to US$3,000,000 for the fiscal quarter ending September 30, 2006 and further increasing to US$3,500,000 for the fiscal quarter ending December 31, 2006.

9. The detailed calculations of the foregoing ratios and covenants is set forth in the addendum annexed hereto and are true and correct in all respects.

Dated this _____ day of _____, 20___.

Per: _____

Name: _____

Title: _____

Per: _____

Name: _____

Title: _____